TRANSGLOBE ENERGY CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Income (Loss) and Retained Earnings

(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

	Three Months Ended March 31
	2010	2009

REVENUE
Oil sales, net of royalties and other	$37,404	$19,060
Derivative loss on commodity contracts (Note 12)	(22)	(200)
	37,382	18,860

EXPENSES
Operating	5,787	5,206
General and administrative	3,385	2,506
Foreign exchange loss	164	304
Interest on long-term debt	485	607
Depletion and depreciation (Note 3)	7,343	12,017
	17,164	20,640

Income (loss) before income taxes	20,218	(1,780)

Income taxes – current	8,620	3,174

NET INCOME (LOSS)	11,598	(4,954)

Retained earnings, beginning of period	80,013	88,430

RETAINED EARNINGS, END OF PERIOD	$91,611	$83,476

Net income (loss) per share (Note 10)
Basic	$0.18	$(0.08)
Diluted	$0.17	$(0.08)

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months Ended March 31
	2010	2009

Net income (loss)	$11,598	$(4,954)
Other comprehensive income	-	-

COMPREHENSIVE INCOME (LOSS)	$11,598	$(4,954)

See accompanying notes to the consolidated financial statements.

Q1 2010	16

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

	As at	As at
	March 31, 2010	December 31, 2009

ASSETS
Current
Cash and cash equivalents	$18,845	$16,177
Accounts receivable	45,815	35,319
Prepaids and other	2,204	1,909

	66,864	53,405

Goodwill (Note 4)	8,180	8,180
Property and equipment (Note 3)	173,402	167,297

	$248,446	$228,882

LIABILITIES
Current
Accounts payable and accrued liabilities	$22,583	$14,879
Derivative commodity contracts (Note 12)	170	514
Current portion of long-term debt (Note 5)	49,888	49,799

	72,641	65,192

Commitments and contingencies (Note 13)

SHAREHOLDERS’ EQUITY
Share capital (Note 6)	66,277	66,106
Contributed surplus (Note 8)	7,037	6,691
Accumulated other comprehensive income (Note 9)	10,880	10,880
Retained earnings	91,611	80,013

	175,805	163,690

	$248,446	$228,882

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

Signed by:

”Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson, Director	Fred J. Dyment, Director

17	Q1 2010

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months Ended March 31
	2010	2009

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net income (loss)	$11,598	$(4,954)
Adjustments for:
Depletion and depreciation	7,343	12,017
Amortization of deferred financing costs	89	117
Stock-based compensation (Note 7)	387	490
Unrealized (gain) loss on commodity contracts	(344)	971
Changes in non-cash working capital	(14,819)	(752)

	4,254	7,889

FINANCING
Issue of common shares for cash (Note 6)	130	16,392
Issue costs for common shares (Note 6)	-	(1,166)
Changes in non-cash working capital	-	(1,086)

	130	14,140

INVESTING
Exploration and development expenditures	(13,447)	(8,926)
Changes in non-cash working capital	11,731	1,304

	(1,716)	(7,622)

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,668	14,407

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	16,177	7,634

CASH AND CASH EQUIVALENTS, END OF PERIOD	$18,845	$22,041

Supplemental Disclosure of Cash Flow Information
Cash interest paid	$396	$490
Cash taxes paid	8,620	3,174
Cash is comprised of cash on hand and balances with banks	18,845	10,154
Cash equivalents	-	11,887

See accompanying notes to the consolidated financial statements.

Q1 2010	18

N0TES TO CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2010 and December 31, 2009 and for the periods ended March 31, 2010 and 2009
(Unaudited - Expressed in U.S. Dollars)

1. BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of TransGlobe Energy Corporation and its subsidiaries (“TransGlobe” or the “Company”), as at March 31, 2010 and December 31, 2009 and for the three month periods ended March 31, 2010 and 2009, are presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP” or “Cdn. GAAP”) on the same basis as the audited consolidated financial statements as at and for the year ended December 31, 2009 except as outlined in Note 2. These interim consolidated financial statements do not contain all the disclosures required for annual financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in TransGlobe’s annual report for the year-ended December 31, 2009. In these interim consolidated financial statements, unless otherwise indicated, all dollars are in United States (U.S.) dollars. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars.

2. CHANGES IN ACCOUNTING POLICIES

New Accounting Policies

The Company adopted a share appreciation rights plan in March 2010, which is described in Note 7. Under the share appreciation rights plan, all liabilities must be settled in cash and, consequently, are classified as liability instruments and measured at their intrinsic value less any unvested portion. Unvested share appreciation rights accrue evenly over the vesting period. The intrinsic value is determined as the difference between the market value of the Company’s common shares and the exercise price of the share appreciation rights. This obligation is revalued each reporting period and the change in the obligation is recognized as stock-based compensation expense (recovery).

New Accounting Standards

a) Business Combinations

In December 2008, the CICA issued Section 1582, Business Combinations, which will replace CICA Section 1581 of the same name. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. The Company is currently evaluating the impact of this change on its Consolidated Financial Statements.

b) Non-Controlling Interests

In December 2008, the CICA issued Sections 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. These standards currently do not impact the Company as it has full controlling interest of all of its subsidiaries.

c) International Financial Reporting Standards (“IFRS”)

On February 13, 2008, the Canadian Accounting Standards Board has confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, IFRS will replace Canada’s current GAAP for all publicly accountable profit-oriented enterprises.

The Company has determined that the most significant impact of IFRS conversion is to property and equipment. IFRS does not prescribe specific oil and gas accounting guidance other than for costs associated with the exploration and evaluation phase. The Company currently follows full cost accounting as prescribed in Accounting Guideline 16, Oil and Gas Accounting – Full Cost. Conversion to IFRS may have a significant impact on how the Company accounts for costs pertaining to oil and gas activities, in particular those related to the pre-exploration and development phases. In addition, the level at which impairment tests are performed and the impairment testing methodology will differ under IFRS. IFRS conversion will also result in other impacts, some of which may be significant in nature. The Company is in the process of evaluating the impact on the Company’s Consolidated Financial Statements.

3. PROPERTY AND EQUIPMENT

The Company capitalized general and administrative costs relating to exploration and development activities during the three months ended March 31, 2010 of $0.4 million in Egypt (2009 - $0.8 million) and $0.1 million in Yemen (2009 - $0.1 million).

Unproven property costs in the amount of $12.2 million in Egypt (2009 - $10.0 million) and $11.7 million in Yemen (2009 - $7.5 million) for the three months ended March 31, 2010 were excluded from costs subject to depletion and depreciation.

Future development costs for Proved reserves included in the depletion calculations for the three months ended March 31, 2010 totaled $2.3 million in Egypt (2009 – $2.1 million) and $12.3 million in Yemen (2009 – $11.1 million).

19	Q1 2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. GOODWILL

Changes in the carrying amount of the Company’s goodwill, arising from acquisitions, are as follows:

	Three Months Ended	Year Ended
(000s)	March 31, 2010	December 31, 2009
Balance, beginning of period	$8,180	$8,180
Changes during the period	-	-

Balance, end of period	$8,180	$8,180

5. LONG-TERM DEBT

	As at	As at
(000s)	March 31, 2010	December 31, 2009
Revolving Credit Agreement	$50,000	$50,000
Unamortized transaction costs	(112)	(201)

	49,888	49,799

Current portion of long-term debt (net of unamortized transaction costs)	49,888	49,799

	$-	$-

As at March 31, 2010, the Company has a $60.0 million Revolving Credit Agreement of which $50.0 million is drawn. The Revolving Credit Agreement expires on September 25, 2010 and is secured by a first floating charge debenture over all assets of the Company, a general assignment of book debts, security pledge of the Company’s subsidiaries and certain covenants. The Revolving Credit Agreement bears interest at the Eurodollar Rate plus three percent. During the three months ended March 31, 2010, the average effective interest rate was 3.13% (March 31, 2009 – 4.34%) .

The future debt payments on long-term debt, as of March 31, 2010, are as follows:

(000s)
2010 (due September 25, 2010)	$50,000

6. SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares with no par value.

Issued

	Three Months Ended		Year Ended
	March 31, 2010		December 31, 2009
(000s)	Shares	Amount	Shares	Amount
Balance, beginning of period	65,399	$66,106	59,500	$50,532
Share issuance	-	-	5,798	16,312
Stock options exercised	48	130	101	266
Stock options surrendered for cash payments	-	-	-	(13)
Stock-based compensation on exercise	-	41	-	213
Share issue costs	-	-	-	(1,204)

Balance, end of period	65,447	$66,277	65,399	$66,106

The Company has received regulatory approval to purchase, from time to time, as it considers advisable, up to 6,116,905 common shares under a Normal Course Issuer Bid which commenced September 7, 2009 and will terminate September 6, 2010. During the three month period ended March 31, 2010, the Company did not repurchase any common shares. During the year-ended December 31, 2009, the Company did not repurchase and cancel any common shares.

7. STOCK OPTION PLAN

Stock option plan

The Company adopted a stock option plan in May 2007 (the “Plan”). The number of Common Shares that may be issued pursuant to the exercise of options awarded under the Plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price not less than the trading market value of the common shares at the date of grant. Effective February 1, 2005, all new grants of stock options vest one-third on each of the first, second and third anniversaries of the grant date. Options granted expire five years after the grant date.

Q1 2010	20

N0TES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Three Months Ended		Year Ended
	March 31, 2010		December 31, 2009
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s, except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of period	5,478	4.12	5,600	4.20
Granted	234	4.27	815	3.45
Exercised	(48)	2.83	(101)	2.92
Exercised for cash	-	-	(80)	3.26
Forfeited	(436)	4.19	(756)	3.91

Options outstanding, end of period	5,228	4.12	5,478	4.12

Options exercisable, end of period	2,242	4.74	2,335	4.72

Stock–based compensation

Compensation expense of $0.4 million has been recorded in general and administrative expenses in the Consolidated Statements of Income (Loss) and Retained Earnings for the three months ended March 31, 2010 (March 31, 2009 - $0.5 million). The fair value of all common stock options granted is estimated on the date of grant using the lattice-based binomial option pricing model. The weighted average fair value of options granted during 2010 and the assumptions used in their determination are as follows:

2010
Weighted-average fair market value per option (C$)	1.75
Risk free interest rate (%)	2.80
Expected life (years)	5
Expected volatility (%)	51.80
Dividend per share	0.00
Expected forfeiture rate (non-executive employees) (%)	12
Early exercise (Year 1/Year 2/Year 3/Year 4/Year 5)	0%/10%/20%/30%/40%

Share appreciation rights plan

In addition to the Company’s stock option plan, the Company also issues share appreciation rights under the share appreciation rights plan, which was adopted in March 2010. Share appreciation rights are similar to stock options except that the holder does not have the right to purchase the underlying share of the Company. Units granted under the share appreciation rights plan vest one-third on each of the first, second and third anniversaries of the grant date. Share appreciation rights granted expire five years after the grant date.

Three Months Ended
March 31, 2010
Weighted-
	Number	Average
	of	Exercise
(000s, except per share amounts)	Units	Price (C$)
Continuity of share appreciation rights
Outstanding, beginning of period	-	-
Granted	60	4.61
Exercised	-	-
Forfeited	-	-

Outstanding, end of period	60	4.61

Exercisable, end of period	-	-

As at March 31, 2010, all share appreciation rights granted had an exercise price of C$4.61.

The mark-to-market liability for the share appreciation rights plan as at March 31, 2010 was included in accounts payable and accrued liabilities on the Consolidated Balance Sheet.

21	Q1 2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. CONTRIBUTED SURPLUS

	Three Months Ended	Year Ended
(000s)	March 31, 2010	December 31, 2009
Contributed surplus, beginning of period	$6,691	$4,893
Stock-based compensation expense	387	2,011
Transfer to common shares on exercise of options	(41)	(213)

Contributed surplus, end of period	$7,037	$6,691

9. ACCUMULATED OTHER COMPREHENSIVE INCOME

The balance of accumulated other comprehensive income consists of the following:

	Three Months Ended	Year Ended
(000s)	March 31, 2010	December 31, 2009
Accumulated other comprehensive income, beginning of period	$10,880	$10,880
Other comprehensive income	-	-

Accumulated other comprehensive income, end of period	$10,880	$10,880

10. PER SHARE AMOUNTS

In calculating the net income (loss) per share, basic and diluted, the following weighted-average shares were used:

	Three Months Ended
(000s)	March 31, 2010	March 31, 2009
Weighted-average number of shares outstanding	65,432	61,710
Dilutive effect of stock options	1,476	-

Weighted-average number of diluted shares outstanding	66,908	61,710

The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the three month period ended March 31, 2010, the Company excluded 2,222,000 options as their exercise price was greater than the average common share market price in this period. In calculating the weighted-average number of diluted common shares outstanding for the three month period ended March 31, 2009, the Company excluded all stock options outstanding because there was a net loss in the period.

11. CAPITAL DISCLOSURES

The Company’s objectives when managing capital are to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its oil and gas assets. The Company relies on cash flow to fund its capital investments. However, due to long lead cycles of some of its developments and corporate acquisitions, the Company’s capital requirements may exceed its cash flow generated in any one period. This requires the Company to maintain financial flexibility and liquidity. The Company sets the amount of capital in proportion to risk and manages to ensure that the total of the long-term debt is not greater than two times the Company’s funds flow from operations for the trailing twelve months. For the purposes of measuring the Company’s ability to meet the above-stated criteria, funds flow from operations is defined as the net income or loss before any deduction for depletion, depreciation and accretion, amortization of deferred financing charges, non-cash stock-based compensation, and non-cash derivative (gain) loss on commodity contracts. Funds flow from operations is a non-GAAP measure and may not be comparable to similar measures used by other companies.

The Company defines and computes its capital as follows:

	As at	As at
(000s)	March 31, 2010	December 31, 2009
Shareholders’ equity	$175,805	$163,690
Long-term debt, including the current portion (net of unamortized transaction costs)	49,888	49,799
Cash and cash equivalents	(18,845)	(16,177)

Total capital	$206,848	$197,312

Q1 2010	22

N0TES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s debt-to-funds flow ratio is computed as follows:

	12 Months Trailing
(000s)	March 31, 2010	December 31, 2009
Long-term debt, including the current portion (net of unamortized transaction costs)	$49,888	$49,799

Cash flow from operating activities	$33,164	$36,799
Changes in non-cash working capital	22,332	8,265
Funds flow from operations	$55,496	$45,064

Ratio	0.9	1.1

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company believes that its ratios are within reasonable limits, in light of the relative size of the Company and its capital management objectives.

The Company is also subject to financial covenants in its revolving credit agreement. The key financial covenants are as follows:

  Interest coverage ratio of greater than 3.5 to 1.0, calculated as EBITDAX to interest expense, for the immediately preceding four, consecutive fiscal quarters. For the purposes of the financial covenant calculations, EBITDAX shall mean Consolidated Net Income before interest, income taxes, depreciation, depletion, amortization, and accretion, unrealized derivative losses on commodity contracts and stock based compensation expense.
  Indebtedness to EBITDAX is less than 2.0 to 1.0. For the purposes of the financial covenant calculation, indebtedness shall mean the balance of the Revolving Credit Facility, letters of credit and any amounts payable in connection with a realized derivative loss.
  Current ratio (current assets to current liabilities, excluding the current portion of long-term debt) of greater than 1.0 to 1.0.

The Company is in compliance with all financial covenants at March 31, 2010.

12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Carrying Values and Estimated Fair Values of Financial Assets and Liabilities

The Company has classified its cash and cash equivalents as assets held for trading and its derivative commodity contracts as financial assets or liabilities held for trading, which are both measured at fair value with changes being recognized in net income. Accounts receivable are classified as loans and receivables; accounts payable and accrued liabilities, and long-term debt are classified as other liabilities, all of which are measured at amortized cost.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

(000s)	March 31, 2010
Classification	Carrying Value	Fair Value
Financial assets held-for-trading	$18,845	$18,845
Loans and receivables	45,815	45,815
Financial liabilities held-for-trading	170	170
Other liabilities	72,471	72,583

Assets and liabilities at March 31, 2010 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

The Company’s cash and cash equivalents and risk management contracts have been assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents are classified as Level 1 and risk management contracts as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level.

Credit Risk
Credit risk is the risk of loss if the counter parties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to accounts receivable, the majority of which are in respect of oil operations, and derivative commodity contracts. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit and an insurance program on a portion of the receivable balance. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

23	Q1 2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Trade and other receivables are analyzed in the table below. With respect to the trade and other receivables that are not impaired and past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

(000s)
Trade and other receivables at March 31, 2010
Neither impaired nor past due	$18,043
Impaired (net of valuation allowance)	-
Not impaired and past due in the following period:
Within 30 days	7,381
31-60 days	5,200
61-90 days	4,662
Over 90 days	10,529

In Egypt, the Company sold all of its 2010 production to one purchaser. In Yemen, the Company sold all of its 2010 Block 32 production to one purchaser and all of its 2010 Block S-1 production to one purchaser. Management considers such transactions normal for the Company and the international oil industry in which it operates.

Market Risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

a) Commodity Price Risk

The Company’s operational results and financial condition are partially dependent on the commodity prices received for its oil production. Commodity prices have fluctuated significantly during recent years.

Any movement in commodity prices would have an effect on the Company’s financial condition. Therefore, the Company has entered into various financial derivative contracts to manage fluctuations in commodity prices in the normal course of operations. The following contracts are outstanding at March 31, 2010:

			Dated Brent Pricing
Period	Volume	Type	Put-Call
Crude Oil
April 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00-$84.25
April 1, 2010-August 31, 2010	9,000 Bbls/month	Financial Collar	$40.00-$80.00
April 1, 2010-December 31, 2010	10,000 Bbls/month	Financial Floor	$60.00
April 1, 2010-December 31, 2010	20,000 Bbls/month	Financial Floor	$65.00

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheet, with any change in the unrealized positions recorded to income. The Company assessed these instruments on the fair value hierarchy and has classified the determination of fair value of these instruments as Level 2, as the fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

When assessing the potential impact of commodity price changes on its financial derivative commodity contracts, the Company believes 10% volatility is a reasonable measure. The effect of a 10% increase in commodity prices on the derivative commodity contracts would decrease the net income by $0.7 million for the three months ended March 31, 2010. The effect of a 10% decrease in commodity prices on the derivative commodity contracts would increase the net income, for the three months ended March 31, 2010, by $0.5 million.

b) Foreign Currency Exchange Risk

As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates to certain cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes 10% volatility is a reasonable measure. The Company estimates that a 10% increase or decrease in the value of the Canadian dollar against the U.S. dollar would have an insignificant impact on the financial results for the three months ended March 31, 2010. The Company does not utilize derivative instruments to manage this risk.

c) Interest Rate Risk

Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2010 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net income by $0.1 million for the three months ended March 31, 2010. The effect of interest rates decreasing by 1% would increase the Company’s net income $0.1 million for the three months ended March 31, 2010.

Q1 2010	24

N0TES TO CONSOLIDATED FINANCIAL STATEMENTS

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and Proved reserves, to acquire strategic oil and gas assets and to repay debt.

The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at March 31, 2010:

(000s)	Payment Due by Period[1,2]
	Recognized					More
	in Financial	Contractual	Less than			than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	$22,583	$22,583	$-	$-	$-
Long-term debt:
Revolving Credit Agreement	Yes-Liability	50,000	50,000	-	-	-
Derivative commodity contracts	Yes-Liability	170	170	-	-	-
Office and equipment leases	No	1,353	587	766	-	-
Minimum work commitments[3]	No	9,781	4,828	4,953	-	-
Total		$83,887	$78,168	$5,719	$-	$-

1.	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2.	Payments denominated in foreign currencies have been translated at March 31, 2010 exchange rates.
3.	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital adequately to support these financial liabilities, in addition to the Company’s capital programs.

The existing banking arrangement at March 31, 2010 consists of a Revolving Credit Facility of $60.0 million of which $50.0 million is drawn. The Company is in discussion on a new bank line and expects to enter a new facility in the second quarter of 2010.

The table above shows cash outflow for financial derivative instruments based on forward-curve prices for Dated Brent oil of $78.76/Bbl at March 31, 2010. Amounts due may change significantly due to fluctuations in the price of Dated Brent oil.

13. COMMITMENTS AND CONTINGENCIES

The Company is subject to certain office and equipment leases (Note 12).

TransGlobe has entered into a farm-out agreement and has committed to pay 100% of three exploration wells to a maximum of $9.0 million to earn a 50% working interest in the East Ghazalat Concession in the Western Desert of Egypt, subject to the approval of the Egyptian Government. The Company has completed drilling two of the three exploration wells during this quarter and the third exploration well was drilled in April 2010.

Pursuant to the Concession agreement for Nuqra Block 1 in Egypt, the Contractor (Joint Venture Partners) has a minimum financial commitment of $5.0 million ($4.4 million to TransGlobe) and a work commitment for two exploration wells in the second exploration extension. The second, 36-month extension period commenced on July 18, 2009. The Contractor has met the second extension financial commitment of $5.0 million in the prior periods. At the request of the Government, the Company provided a $4.0 million production guarantee from the West Gharib Concession prior to entering the second extension period.

Pursuant to the PSA for Block 72 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $2.0 million ($0.7 million to TransGlobe) to drill one exploration well during the second exploration period. The second, 30-month exploration period commenced on January 12, 2009.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Venture Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well. The first, 36-month exploration period commenced March 8, 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and South Rahmi (up to $2.0 million) development leases, to be evaluated annually. As at December 31, 2009, no additional fees are due in 2010.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

25	Q1 2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. SEGMENTED INFORMATION

	Egypt		Yemen		Total
	Three Months Ended March 31
(000s)	2010	2009	2010	2009	2010	2009
Revenue
Oil sales, net of royalties and other	$26,087	$10,019	$11,317	$9,041	$37,404	$19,060

Segmented expenses
Operating expenses	3,642	2,787	2,145	2,419	5,787	5,206
Depletion and depreciation	5,278	9,473	2,014	2,501	7,292	11,974
Income taxes	6,313	2,196	2,307	978	8,620	3,174

Total segmented expenses	15,233	14,456	6,466	5,898	21,699	20,354

Segmented income (loss)	$10,854	$(4,437)	$4,851	$3,143	15,705	(1,294)

Non-segmented expenses
Derivative loss on commodity contracts (Note 12a)					22	200
General and administrative					3,385	2,506
Interest on long-term debt					485	607
Depreciation					51	43
Foreign exchange loss					164	304

Total non-segmented expenses					4,107	3,660

Net income (loss)					$11,598	$(4,954)

Capital expenditures
Exploration and development	$12,704	$7,309	$689	$1,545	$13,393	$8,854
Corporate					54	72

Total capital expenditures					$13,447	$8,926

	Mar. 31	Dec. 31	Mar. 31	Dec. 31	Mar. 31	Dec. 31
	2010	2009	2010	2009	2010	2009
Property and equipment	$126,505	$119,079	$46,161	$47,486	$172,666	$166,565
Goodwill	8,180	8,180	-	-	8,180	8,180
Other	52,576	41,347	12,441	5,877	65,017	47,224
Segmented assets	$187,261	$168,606	$58,602	$53,363	245,863	221,969
Non-segmented assets					2,583	6,913

Total assets					$248,446	$228,882

Q1 2010	26